UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 333-159793-01

TELESAT CANADA

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Repricing and Amendment of the Existing Credit Agreement

On April 26, 2018, Telesat Canada and Telesat LLC (the “Borrowers”) amended (the “Amendment”) their existing credit agreement, dated March 28, 2012 (as previously amended, the “Existing Credit Agreement”), among the Borrowers, the Guarantors (as defined in the Existing Credit Agreement) party thereto, the lenders party thereto from time to time, JP Morgan Chase Bank, N.A., as administrative agent, as collateral agent for the Secured Parties (as defined in the Existing Credit Agreement), as letter of credit issuer and as swingline lender, and the other financial institutions and other parties party thereto.

The Existing Credit Agreement provides for the extension of credit in a principal amount of up to US$2,624 million pursuant to (1) a revolving credit facility in the amount of up to US$200 million, maturing on November 17, 2021 and (2) the Term Loan B facility in the amount of US$2,424 million, maturing on November 17, 2023. The Amendment effectively reprices the Borrowers’ Term Loan B facility under the Existing Credit Agreement and makes certain other changes. Pursuant to the terms of the Amendment, the new interest rate margin applicable to the Term Loan B facility will be 1.50% in the case of base rate advances or 2.50% in the case of Eurodollar advances. The Borrowers have received the lender consents required under the Existing Credit Agreement in connection with the execution of the Amendment. Giving effect to the Amendment, the Borrowers have approximately US$2,344 million outstanding under the Term Loan B facility.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

The information included in this report on Form 6-K (including Exhibit 4.1 hereto) is being furnished and shall not be deemed filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be incorporated by reference into future filings by Telesat under the Securities Act of 1933, as amended or under the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1	Amendment No. 5 dated April 26, 2018 to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016 and as further amended by Amendment No. 4 on February 1, 2017, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer and the other financial institutions and other parties party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2018	TELESAT CANADA

	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary